May 14, 2009

Via EDGAR and Hand Delivery

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	General Motors Corporation
Form S-4 (No. 333-158802) filed on April 27, 2009

Dear Mr. Webb:

General Motors Corporation (the “Company”) respectfully submits the following responses to the comment letter dated May 1, 2009 that we received from the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the Company’s Registration Statement on Form S-4 filed on April 27, 2009 (the “Registration Statement”). Earlier today, the Company filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) revised to reflect changes prompted by your comments. Amendment No. 1 includes a Prospectus Supplement No. 1 (the “Prospectus Supplement”) that contains the various revisions described below.

The Company’s responses below correspond to the captions and numbers of the Staff’s comments (which are reproduced below in bold). Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Registration Statement.

Form S-4

What are the old Series D Notes forbearance, waiver, and extension provisions?, page xiv

1.	Please revise to immediately qualify the references made to “and not validly withdrawing” so that note holders instantly are advised of the exact date upon which withdrawal rights become permanently unavailable. Make corresponding changes to the Forbearance discussions in the sections captioned “Forbearance, Waiver, and Extension with Respect to Old Series D Notes” on pages 11, 15, and 103.

RESPONSE: In response to your comment, the Prospectus Supplement on pages S-3 and S-4 includes a revised description of “Forbearance, Waiver and Extension with Respect to Old Series

D Notes,” which amends the sections you refer to by including the requested disclosure indicated below:

By tendering, and not validly withdrawing on or before May 26, 2009 (or any later date that becomes the Attachment Date as described below), their old Series D notes, holders of old Series D notes will irrevocably agree, in the event the exchange offers are extended beyond June 1, 2009, to extend the maturity of their old Series D notes and to forbear from taking any action to enforce, or direct enforcement of, and waive any and all of the rights and remedies available to such holders under such old Series D notes or the indenture governing such old Series D notes (the “Forbearance, Waiver and Extension”), in each case until the Forbearance, Waiver and Extension Termination Date, which is the date of the earlier of (a) the termination of the exchange offers (including in the event GM files a petition for relief under the U.S. Bankruptcy Code) and (b) the consummation of the exchange offers.

2.	Please revise the Forbearance discussions referenced above to describe the extent to which the Forbearance, Waiver and Extension attaches in the event a Series D note holder tenders after the Attachment Date. Explain to us, with a view toward revised disclosure, whether Series D note holders may be able to tender their notes on June 1 or thereafter and become immediately subject to the Forbearance, Waiver and Extension. Please make corresponding revisions to the Letter of Transmittal to the extent necessary.

RESPONSE: In response to your comment, we have added at the end of the Prospectus Supplement disclosure referred to above the following clarifying sentence: “Any old Series D notes tendered after the Attachment Date (including on or after June 1, 2009) will become immediately subject to the Forbearance, Waiver and Extension.” We do not think a corresponding change to the Letter of Transmittal is necessary. Any holder who tenders after the Attachment Date by definition cannot have validly withdrawn such tender on or prior to the Attachment Date and therefore by virtue of tendering after the Attachment Date will have consented to the attachment of the Forbearance, Waiver and Extension. The Letter of Transmittal in relevant part already provides: “By having tendered hereby, and not having validly withdrawn on or prior to the Attachment Date, old Series D notes, the undersigned hereby consents to the attachment of the Series D Forbearance, Waiver and Extension to such tendered old Series D notes . . . .” The Prospectus Supplement disclosure has been conformed to this language in relevant part.

Withdrawal of Tenders, page 110

3.	Please revise to indicate that withdrawal rights will not be reinstated if the tender offers expire by their terms but are not consummated promptly thereafter due to the need for the offerors to satisfy any offer conditions dependent upon regulatory approvals.

RESPONSE: In response to your comment, we have not included disclosure that withdrawal rights will not be reinstated if the tender offers expire by their terms, but are not consummated promptly thereafter due to the need to satisfy conditions dependent upon regulatory approvals. This is because we will extend the tender offers or waive the conditions for regulatory approvals that are currently conditions of the tender offers. We will do so in compliance with the tender offer rules. In order to clarify that we intend either to waive these conditions or extend the exchange offers until they are satisfied, we have added on page S-6 of the Prospectus Supplement under the heading “The Exchange Offers and Consent Solicitations – Withdrawal of Tenders” the following disclosure: “The tender offers will remain open until all conditions, including regulatory conditions, are satisfied, not satisfied or waived.”

Material United States Federal Income Tax Considerations, page 162

4.	Please have tax counsel file an opinion prior to effectiveness explaining why counsel is unable to opine whether the exchange offer will constitute a tax-free reorganization or a taxable exchange. Since you are using a “short-form” opinion, it should indicate that the discussion in the text is the opinion.

RESPONSE: In response to your comment, we have filed the opinion of tax counsel as Exhibit 8.1 to Amendment No. 1. In that regard, we note that in previous comments the Staff had requested that counsel delete the third sentence in the penultimate paragraph or refile the opinion dated the date of effectiveness. If the Registration Statement is not declared effective on the date hereof, we will file in a Part II amendment on Form S-4 an opinion of counsel dated the date of effectiveness.

5.	Also, since the discussion in the text constitutes the tax opinion, please revise to remove the word “summarizes” in the first sentence of the second paragraph of this section and the word “summary” in the first sentence of the fourth paragraph.

RESPONSE: In response to your comment, we have disclosed in the Prospectus Supplement on page S-7 that we are amending that disclosure to delete the word “summarizes” from the first sentence of the second paragraph and the word “summary” from the first sentence of the fourth paragraph of the section “Material United States Federal Income Tax Considerations.”

Exhibit 5.1

6.	In the listing of assumptions made by counsel in giving the opinion, please delete assumption (ii). This assumption appears to form the fundamental basis of a legal conclusion that should be opined upon by counsel. To the extent the opinion relies on the opinion of Martin I. Darvick, Esq., in relation to the corporate power and authority of each of GM and the Trustee to enter into and perform the obligations under the Amended Series D Debentures, please revise the opinion to so state.

RESPONSE: In response to your comment, counsel has deleted this assumption in its opinion as it relates to the Company and has added language in its opinion to clarify that counsel is relying on the opinion of Martin I. Darvick, Esq. Counsel has not deleted the assumption as to the corporate power and authority of the indenture trustee because neither counsel nor Mr. Darvick are in a position to opine on this matter. The revised opinion has been filed as Exhibit 5.1 to Amendment No. 1.

7.	In this regard, please delete assumption (iii). This assumption appears to form the fundamental basis of a legal conclusion that should be opined upon by counsel. Alternatively, you may rely on Mr. Darvick’s opinion or you may make your opinion conditional upon the shareholder vote.

RESPONSE: In response to your comment, counsel has deleted this assumption in its opinion and has added language in its opinion to clarify that counsel is relying on the opinion of Martin I. Darvick, Esq. The revised opinion has been filed as Exhibit 5.1 to Amendment No. 1.

8.	Refer to the first sentence of the second paragraph on page one. Please consider revising to refer to the proposed amendment to the Restated Certificate of Incorporation and to the shareholder vote required as a condition to the exchange offers that are the subject of the registration statement.

RESPONSE: In response to your comment, counsel has revised the first sentence of the second paragraph of its opinion to refer to the form of Certificate of Amendment to the Restated Certificate of Incorporation of the Company. With respect to the stockholder vote required as a condition to the exchange offers, counsel has revised its opinion to clarify that it assumes that the requisite vote of the Company’s stockholders for the approval of the amendments to the Restated Certificate of Incorporation has been obtained. The revised opinion has been filed as Exhibit 5.1 to Amendment No. 1.

Exhibit 99.1

9.	We note the disclosure indicating that the Attachment Date will also be the expiration and settlement dates for the exchange offer in which amended Series D notes are offered in exchange for old Series D notes. This disclosure appears to be inconsistent with disclosure elsewhere in the Form S-4 relating to the “termination” of the agreement relating in part to the extension of the maturity date. For example, disclosure in the Form S-4 suggests the agreement to extend the date of maturity “will expire and … all principal and interest amounts other due under any old Series D notes that remain outstanding … will become immediately due and payable.” Please reconcile this description of the “Forbearance, Waiver and Extension Termination Date” with the disclosure in the Letter of Transmittal, or provide us with a supplemental explanation. In preparing your response, please be advised that we interpret the existing disclosures regarding the extension of the maturity date to mean such date only will be extended in the event the exchange offers are extended beyond June 1. If the exchange offers were to terminate on or before June 1, Series D note holders will retain their original date of maturity notwithstanding the May 26 Attachment Date.

RESPONSE: In response to your comment, the Prospectus Supplement on pages S-3 and S-4 includes a revised description of “Forbearance, Waiver and Extension with Respect to Old Series D Notes,” which includes the following clarifying disclosure which we believe addresses the inconsistencies you refer to and is consistent with the intended meaning of the original disclosure:

At the Forbearance, Waiver and Extension Termination Date, ~~the Forbearance, Waiver and Extension will expire and~~ any and all principal and interest amounts ~~otherwise due~~ under the ~~any old~~ amended Series D notes ~~that remain~~ then outstanding (i.e., any ~~old~~ amended Series D notes not accepted for exchange in the exchange offers) will, in accordance with their terms, become immediately due and payable. The Forbearance, Waiver and Extension will attach to any old Series D notes that have been tendered in the exchange offers and not validly withdrawn on or before May 26, 2009, which is the date set initially as the withdrawal deadline, or such later date as the registration statement of which this prospectus forms a part is declared effective or as GM in its absolute discretion may determine (the “Attachment Date”). The Attachment Date will also be the expiration and settlement dates for the exchange offer that we are making in which we are offering to exchange amended Series D notes (old Series D notes to which the Forbearance, Waiver and Extension have attached and which will not mature until the Forbearance, Waiver and Extension Termination Date) for old Series D notes. The terms of the old Series D notes that are not tendered in the exchange offers, or are tendered and validly withdrawn on or prior to the Attachment Date, will be unaffected by the Forbearance, Waiver and Extension.

By having tendered, and not having validly withdrawn, ~~their old Series D notes as of~~ on or prior to the Attachment Date, their old Series D notes, such holders shall consent to the attachment of the Forbearance, Waiver and Extension to their old Series D notes, and GM may in its absolute discretion enter into a supplemental indenture as of the Attachment Date or take such other action as it determines is appropriate (including by assigning a temporary or different CUSIP number to such old Series D notes) to evidence the attachment of the Forbearance, Waiver and Extension~~;~~ on the Attachment Date. Any amended Series D notes issued or deemed issued in exchange for old Series D notes will stand in the place of such old Series D notes for purposes of the exchange offer for old Series D notes in which GM common stock is being offered as consideration. All old Series D notes tendered in the exchange offer (and any amended Series D notes issued or deemed issued in place thereof) shall continue to be tendered in the exchange offer unless and until they are validly withdrawn. ~~such holders shall also be deemed to have tendered any amended Series D notes issued, or deemed issued, by GM in order to implement the Forbearance, Waiver and Extension.~~ If a holder of old Series D notes validly withdraws tendered old Series D notes prior to the Attachment Date, then such old Series D notes will not be subject to the Forbearance, Waiver and Extension. However, if a holder of ~~old~~ amended Series D notes validly withdraws its ~~old~~ amended Series D notes at any time following the Attachment Date (in the event withdrawal rights have been extended past or reinstated after the Attachment Date), then such ~~old~~ amended Series D notes, notwithstanding such withdrawal or any subsequent transfer, will continue to be subject to the Forbearance,

Waiver and Extension until the Forbearance, Waiver and Extension Termination Date. Any old Series D notes tendered after the Attachment Date (including on or after June 1, 2009) will become immediately subject to the Forbearance, Waiver and Extension.

Our solicitation of the agreement of the holders of old Series D notes to the terms of the Forbearance, Waiver and Extension is an exchange offer in which we are offering to exchange amended Series D notes for old Series D notes. This exchange offer is subject to applicable SEC rules and regulations, including Rule 13e-4 under the Exchange Act. ~~This exchange offer will expire, withdrawal rights with respect to this offer shall terminate, and the settlement date for this offer will occur on, the Attachment Date~~. This exchange offer is unconditional, and we will settle the exchange of amended Series D notes for old Series D notes (i) promptly following the Attachment Date, in the case of old Series D notes tendered and not validly withdrawn on or prior to the Attachment Date and (ii) promptly following the tender thereof, in the case of any old Series D notes tendered after the Attachment Date.

Supplementally, we also advise you that we agree with your interpretation that if the exchange offers were to terminate on or before June 1, Series D note holders will retain their original date of maturity notwithstanding the May 26th Attachment Date, because under the terms of the Forbearance, Waiver and Extension the maturity date is extended only if “the exchange offers are extended beyond June 1, 2009.”

In connection with responding to your comments and with this submission, we hereby acknowledge that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking action with respect to the Registration Statement; the action of the Commission or the Staff, acting pursuant to delegated authority, to declare the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in your letter. Please call Bill Tolbert at 740-633-9500, Corey Chivers at 212-310-8893 or the undersigned at 313-665-8452 if you have any questions regarding the above responses.

Very truly yours,

/s/ Robert C. Shrosbree

Robert C. Shrosbree

Attorney

Corporate Transactions

General Motors Corporation